COBHAM

RECEIVED

2009 APR 17 P 12:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20966

11th April 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL

08001926

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 7 April 2008 relating to acquisition.
2. Stock Exchange announcement dated 8 April 2008 relating to annual report and accounts.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

P Arthur

pp **W G Tucker**
Company Secretary

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

4/21

RECEIVED

2008 APR 17 P 12:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	09:00 07-Apr-08
Number	7275R

RNS Number:7275R
Cobham PLC
07 April 2008

7 April 2008

COBHAM ACQUIRES MMI RESEARCH FOR UP TO £16.6 MILLION

Cobham plc ('Cobham') is pleased to announce that it has completed the acquisition of MMI Research ('MMI'), a privately owned company based in Hampshire, UK for £13.6 million payable on completion on a debt and cash free basis, comprising cash of £12.2 million and loan notes of £1.4 million. Additional cash consideration of up to £3.0 million is payable by 2010, contingent on future performance. MMI employs 20 people and will become part of the Cobham Avionics and Surveillance Division.

MMI is a leading technology company in the Law Enforcement and National Security (LENS) markets providing specialist cellular telecommunications capabilities to law enforcement, military and intelligence agency customers world-wide. It is an excellent technological fit with Cobham's existing LENS capabilities and provides equipment to a number of Cobham's existing customers as well as broadening the customer base.

Allan Cook, Cobham Chief Executive, said:

"We are very pleased to have MMI join the Cobham team with its distinctive technologies and specialist customer base. The combination of MMI's complementary technologies and Cobham's scale and market reach will strengthen our capabilities in the growing surveillance market."

- ends -

ENQUIRIES

Cobham plc	
Allan Cook, Chief Executive	+44 (0)1202 882020
Warren Tucker, Chief Financial Officer	+44 (0)1202 882020
Julian Wais, Director of Investor Relations	+44 (0)7720 999764
Weber Shandwick Financial	
Susan Ellis/James White	+44 (0)20 7067 0700

NOTES

1. Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The Company specialises in the provision of components, subsystems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

2. Cobham Avionics and Surveillance Division designs, qualifies, manufactures, certifies and supports a complete range of electronic products for airborne, marine, land and special purpose applications. The division serves four principal markets: Avionics, Law Enforcement & National Security, SATCOM and

France. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, COSPAS/SARSAT certified marine, air and land Search and Rescue devices and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Cobham PLC
TIDM	COB
Headline	Annual Report and Accounts
Released	16:06 08-Apr-08
Number	9122R

RNS Number:9122R
Cobham PLC
08 April 2008

COBHAM PLC

Annual Report etc.

The following documents have been sent to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility. The documents are:-

- report and accounts in respect of 2007;
- shareholder circular incorporating chairman's letter, appendices and notice of annual general meeting; and
- proxy card.

The company further announces that, in accordance with DTR 6.1.2, its Articles of Association, showing amendments to be proposed at the company's forthcoming Annual General Meeting on 7th May 2008, have been lodged with the UK Listing Authority for publication through the Document Viewing Facility.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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END